Management’s Discussion and Analysis
For the three and nine months ended September 30, 2025 and 2024
(all tabular figures are presented in thousands of United States Dollars, unless otherwise stated)

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Contents

Introduction...................................................................................................................................................................	3
Business Overview.........................................................................................................................................................	4
Highlights | Key Performance Indicators.......................................................................................................................	5
Q3 2025 Financial Highlights.........................................................................................................................................	6
Q3 2025 Operational Highlights....................................................................................................................................	6
Summary of Quarterly Results.......................................................................................................................................	9
Quarterly Cash Flow Summary......................................................................................................................................	10
Operating Performance | Segovia.................................................................................................................................	13
Operating Performance | Marmato Narrow Vein Zone................................................................................................	17
Review of Financial Results...........................................................................................................................................	18
Financial Condition, Liquidity and Capital Resources ...................................................................................................	22
Off-balance Sheet Arrangements..................................................................................................................................	22
Transaction with Related Parties...................................................................................................................................	22
Financial Instruments and Financial Risk Management................................................................................................	22
Contractual Obligations and Commitments..................................................................................................................	23
Outstanding Share Data................................................................................................................................................	23
Non-GAAP Financial Measures .....................................................................................................................................	24
Accounting Matters & Risks and Uncertainties.............................................................................................................	32
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting..................................................	32
Qualified Person and Technical Information.................................................................................................................	33
Mineral Reserves and Mineral Resources.....................................................................................................................	33
Technical Disclosure...................................................................................................................................................	33
Cautionary Note Regarding Forward-looking Statements.............................................................................................	35
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Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Introduction
The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of October 29, 2025 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and 2024 (the Interim Financial Statements), as well as the audited consolidated financial statements for the years ended December 31, 2024 and 2023, and the related notes (the Annual Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These documents are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov.
Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2024 and dated March 12, 2025, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the Interim Financial Statements prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, using accounting policies consistent with IFRS. All tabular figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
This MD&A refers to various Non-GAAP measures, such as, total cash costs per ounce, AISC ($ per oz gold sold), adjusted net earnings and adjusted net earnings per share, EBITDA, adjusted EBITDA, AISC margin, sustaining capital and growth and expansion capital, and the underlying components thereof, are Non-GAAP financial measures and Non-GAAP ratios in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Financial Measures section of this MD&A for a full reconciliation of total cash costs per ounce, AISC ($ per oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA, adjusted EBITDA, AISC margin and sustaining capital and growth and expansion capital to the most directly comparable financial measure disclosed in the Financial Statements, and refer to the Operations Review - Segovia Operations section for full details on AISC margin. Reference should also be made to the Non-GAAP Financial Measures section of this MD&A for information about non-GAAP measures referred to in this MD&A.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

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Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Business Overview
Founded in September 2022, Aris Mining was established with a vision to build a leading South America-focused gold mining company. Our strategy blends current production and cash flow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.
Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Complex, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold, following the commissioning of the second mill at Segovia, completed in June and ramping up in H2 2025, and the construction of the Bulk Mining Zone at the Marmato Complex, expected to start ramping up production in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte Project (PSN) in Colombia, where a Prefeasibility Study (PFS) is complete on a new, smaller scale development plan which confirms Soto Norte as a high-quality, long-life project with robust economics and industry-leading environmental and social design features. In Guyana, Aris Mining owns the Toroparu gold project, where a new Preliminary Economic Assessment (PEA) is complete and a PFS is underway.
Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry, while strengthening operational stability for the Company. Guyana's mining sector is advancing rapidly as a new frontier for large-scale, responsibly developed projects with an attractive regulatory and investment environment.
Additional information is available at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.
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Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Highlights | Key Performance Indicators

		Three months ended			Nine months ended
Financial Information	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Gold revenue	253,456	200,231	154,142	131,577	607,829	350,937
Income from mining operations	122,740	91,991	59,985	37,982	274,716	93,133
EBITDA	96,506	31,546	39,655	27,764	167,707	80,941
Adjusted EBITDA	131,069	98,733	66,613	43,039	296,415	107,531

Net earnings (loss)[1]	42,011	(16,897)	2,368	(2,074)	27,482	2,895
Adjusted net earnings	71,842	47,762	27,227	13,092	146,831	31,192

Net earnings (loss) per share – basic ($)[1]	0.21	(0.09)	0.01	(0.01)	0.15	0.02
Adjusted net earnings per share – basic ($)	0.36	0.27	0.16	0.08	0.80	0.20

Sustaining capital	11,858	12,287	6,589	6,361	30,734	20,687
Growth and expansion capital	48,136	36,745	43,010	45,066	127,891	117,622

Operational Information
Gold produced (ounces)	73,236	58,652	54,763	53,608	186,651	153,591
Gold sold (ounces)	73,001	61,024	54,281	53,769	188,306	154,282
Average realized gold price ($ per oz sold)	3,472	3,281	2,840	2,447	3,228	2,272

Segovia Operations Results
Gold produced (ounces)	65,549	51,527	47,549	47,493	164,625	136,106
Gold sold (ounces)	65,580	53,751	47,390	48,059	166,721	136,713
AISC Margin - Total ($'000)	121,510	87,169	60,895	44,064	269,574	104,705
AISC ($ per oz gold sold) - Owner Mining	1,452	1,520	1,482	1,451	1,482	1,537
AISC Sales Margin - CMPs (%)	44%	42%	41%	34%	43%	35%

Balance sheet, as at					September 30, 2025	December 31, 2024
Cash and cash equivalents					417,881	252,535
Total debt[2]					481,894	493,840
Net debt					64,013	241,305
Equity attributable to owners of the Company					1,127,015	798,571

1.Net earnings represent net earnings attributable to the shareholders of the Company.
2.The face value of long-term debt as of September 30, 2025 is shown as the principle amount of Senior Notes outstanding and the total number of Gold Notes outstanding at their par value.

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Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q3 2025 Financial Highlights
•Gold revenue increased to $253.5 million, up 27% from $200.2 million in Q2 2025 and 93% from $131.6 million in Q3 2024. The increase was driven by higher realized gold prices and increased sales volumes.
•Cash and cash equivalents increased to $417.9 million as at September 30, 2025, up from $310.2 million as at June 30, 2025. The increase reflected:
◦$90.8 million in cash flow after sustaining capital and income taxes;
◦$60.5 million of proceeds from the exercise of ARIS.WT.A Listed warrants (July 2025 expiry);
◦$13.2 million of proceeds from the sale of the Juby Gold Project; partially offset by
◦$48.1 million invested in growth and expansion capital.
◦See the Quarterly Cash Flow Summary section for additional cash flow analysis.
•EBITDA totaled $96.5 million, compared to $31.5 million in Q2 2025 and $27.8 million in Q3 2024. This reflected higher income from mining operations and a lower non-cash loss on financial instruments.
•Adjusted EBITDA increased to $131.1 million, compared to $98.7 million in Q2 2025 and $43.0 million in Q3 2024, after normalizing for non-cash and non-recurring items. On a trailing 12-month basis, Adjusted EBITDA has reached $352.0 million.
•Net earnings (loss) for Q3 2025 were $42.0 million, compared to a net loss of $(16.9) million in Q2 2025 and $(2.1) million in Q3 2024. Net earnings for Q3 2025 include $106.2 million in income from operations.
•Adjusted net earnings reached $71.8 million or $0.36 per share, up from $47.8 million or $0.27 per share in Q2 2025 and $13.1 million or $0.08 per share in Q3 2024.
Q3 2025 Operational Highlights
•Gold production totaled 73,236 ounces, a 25% increase compared to 58,652 ounces in Q2 2025, and up 37% from 53,608 ounces in Q3 2024. Production in Q3 2025 has progressively increased following the commissioning of the second mill at Segovia in June 2025. Segovia processed 219,550 tonnes in Q3 2025 as compared to 167,960 in Q2 2025, up 31%, and in line with expectations. The Company remains on track to deliver its full-year production guidance of 230,000 to 275,000 ounces.
•Segovia Operations
◦Produced 65,549 ounces, supported by an average gold grade of 9.87 g/t, and gold recoveries of 96.1%.
◦AISC margin increased to $121.5 million, a 39% increase from Q2 2025 and a 176% increase over Q3 2024, reflecting higher realized gold prices and increased sales volumes. On a trailing 12-month basis, AISC margin has reached $327.9 million.
◦Owner-operated Mining AISC was $1,452 per ounce in Q3 2025 compared to $1,520 per ounce in Q2 2025, bringing the year-to-date 2025 average to $1,482 per ounce, and tracking toward the lower end of the full-year 2025 guidance range of $1,450 to $1,600 per ounce.
◦Contract Mining Partners (CMP) sourced gold delivered an AISC sales margin of 44% for Q3 2025, contributing to a 43% margin year-to-date 2025, which is above the full-year 2025 guidance range of 35% to 40%.
◦Combined AISC of $1,641 per ounce, an improvement of 2% compared to Q2 2025 ($1,681 per ounce), primarily due to increased gold sales volumes.
•Marmato Narrow Vein Zone
◦Produced 7,687 ounces, up 8% as compared to Q2 2025 production of 7,125 ounces and 26% higher than Q3 2024, supported by stable throughput and higher average gold grades.

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Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
•Marmato Bulk Mining Zone construction advancing
▪Development of the main access decline has advanced 580 metres of the planned 1.7 kilometres. Current development rates average 72 metres per month and are expected to increase to approximately 150 metres per month once beyond the fault zone, with completion of the full decline length targeted for August 2026.
▪The Los Indios crosscut is advancing toward its connection with the main decline, now approximately 320 metres away. This horizontal development will provide an additional access and ventilation pathway, enable ore and waste haulage between existing workings and new infrastructure. Importantly, completion of the crosscut will enhance operational flexibility and de-risk the project’s ramp-up phase by allowing multiple access points for early development and production sequencing.
▪Surface construction activities continue to advance safely, with over 2.06 million workhours completed to date. Bulk earthworks for the process plant platform have reached 95% completion (294,000 m³ moved), and the retaining wall is over 75% complete. Final shaping of the carbon-in-pulp (CIP) plant platforms is expected during the first week of November 2025.
▪Major equipment, including the primary crusher, SAG mill, ball mill, and filter press, has arrived in Cartagena. Approximately 95% of long-lead items have been ordered. The contract for the main civil, mechanical, and electrical works is in place, with the contractor mobilized and construction activities commenced in October.
▪Preparations for the new powerline continue to advance. Land acquisition is complete, and the environmental impact study has been submitted for approval, enabling construction to commence in March 2026 following permit issuance. To ensure continuity of commissioning and early operations, back-up generators are included in the site power plan to mitigate any potential delays in the grid power connection.
▪During Q2 and Q3 2025, we invested $20.1 million and $23.9 million, respectively, toward the construction budget.
▪At the end of Q3, the estimate to complete the project was $250 million, reflecting approximately $40 million of progress made over the six-month period since the prior estimate of $290 million at the end of Q1, which had incorporated the scope increase from 4,000 to 5,000 tpd.
▪Net of the remaining $82 million of stream financing payments to be received from Wheaton Precious Metals, the construction funding requirement is approximately $168 million.
▪The project remains on schedule, with first gold in H2 2026, followed by a production ramp-up period to steady-state operations.
•Toroparu Project
◦The Toroparu Project is a 100%-owned, advanced-stage open pit gold project in Guyana.
◦Guyana’s mining sector is advancing rapidly, with the Oko West project (owned by G Mining Ventures) leading a new generation of large-scale gold developments. Like Oko West, Toroparu is a substantial, open-pittable gold deposit with growing government support for responsible mine development. Oko West’s rapid progress highlights the attractive regulatory and investment environment in Guyana, paving the way for Aris Mining to follow with Toroparu as Guyana’s next major gold mine.
◦PEA completed in October 20251 confirming a long-life, low-cost open pit gold operation. Following PEA completion, Aris Mining has immediately initiated a PFS for Toroparu.
▪Designed mill capacity of 7.0 Mtpa – a scale that supports attractive investment returns and extends mine life to over 20 years.
▪Measured and indicated mineral resources of 126.9 million tonnes at 1.30 g/t Au containing 5.3 Moz of gold and inferred mineral resources of 22.9 Mt at 1.6 g/t Au containing 1.2 Moz of gold.
1 See Technical Report entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project Cuyuni-Mazaruni Region, Guyana” dated October 28, 2025. The preliminary economic assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
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Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
▪Production of doré and copper concentrates containing 5.0 Moz of gold, 4.9 Moz of silver, and 260 million pounds (Mlb) of copper.
•Average annual life-of-mine gold production of 235 koz
•Average life-of-mine AISC of $1,289 per ounce.
▪After-tax net present value (NPV5% ) of $1.8 billion, IRR of 25.2% and payback in 3.0 years from the start of operations assuming a base case gold price of $3,000 per ounce.
▪The full PEA technical report is available on the Company’s website and SEDAR+ profile at www.sedarplus.ca, and highlights of the PEA are described in the Company's October 28, 2025 news release.
◦Q3 2025 capital expenditures totaled $3.3 million at Toroparu.
•Soto Norte Project
◦PSN is a gold development project in Colombia's Santandar Department. Aris Mining is the 51% majority owner and operator.
◦The Company completed a prefeasibility study (PFS) in September 20252, demonstrating robust economics, low operating costs and industry-leading environmental and social design features. Highlights from the PFS include (on a 100% basis):
▪Designed mill capacity of 3,500 tpd, including 750 tpd dedicated to local community miners – a scale that supports attractive investment returns and extends mine life to 22+ years.
▪Measured and indicated mineral resources of 39.0 million tonnes at 5.55 g/t Au containing 7.0 million ounces (Moz) gold.
▪Proven and probable mineral reserves of 20.3 million tonnes at 7.00 g/t Au containing 4.6 Moz gold, supporting a 22-year initial mine life at an owner-mining rate of 2,750 tpd.
▪Production of concentrates containing 4.3 Moz gold, 18.8 Moz silver, and 84.0 million pounds (Mlb) of copper.
•Average annual gold production (years 2 to 10) of 263 thousand ounces (koz).
•Average annual gold production (years 1 to 21) of 203 koz.
•Average life-of-mine AISC of $534 per ounce.
▪After-tax NPV5% of $2.7 billion, IRR of 35.4% and payback in 2.3 years from the start of operations assuming a base case gold price of $2,600 per ounce.
▪After-tax NPV5% of $3.3 billion, IRR of 40.0% and payback in 2.1 years from the start of operations assuming a gold price of $3,000 per ounce.
▪The full PFS technical report is available on the Company’s website and SEDAR+ profile at www.sedarplus.ca, and highlights of the PFS are described in the Company's September 3, 2025 news release.
◦Aris Mining is advancing the required studies to apply for an environmental license in H1 2026. Capital expenditures totaled $3.9 million in Q3 2025.
•Juby Gold Project Sale
◦Closed in September 2025 for total consideration of $22.0 million, streamlining the Company's portfolio to focus on our core operations and projects in South America.

2 See Technical Report entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia” dated September 3, 2025.
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Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Summary of Quarterly Results

	For the three months ended,
Quarterly results	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023

Gold produced (ounces)	73,236	58,652	54,763	57,364	53,608	49,216	50,767	61,052
Gold sold (ounces)	73,001	61,024	54,281	56,334	53,769	49,469	51,044	62,083
Revenue	258,115	203,456	157,528	151,076	134,723	117,185	107,620	124,983
Income from mining operations	122,740	91,991	59,985	54,129	37,982	29,838	25,313	38,215
EBITDA	96,506	31,546	39,655	66,602	27,764	30,791	22,386	19,690
Adjusted EBITDA	131,069	98,733	66,613	55,575	43,039	36,079	28,413	38,208
Net earnings (loss)	42,011	(16,897)	2,368	21,687	(2,074)	5,713	(744)	(5,944)
Adjusted earnings (loss)	71,842	47,762	27,227	24,659	13,092	12,739	5,361	10,353
Earnings (loss) per share – basic ($/share)	0.21	(0.09)	0.01	0.13	(0.01)	0.04	(0.01)	(0.04)
Earnings (loss) per share – diluted ($/share)	0.21	(0.09)	0.01	0.02	(0.01)	0.04	(0.01)	(0.04)
Adjusted earnings per share - basic ($/share)	0.36	0.27	0.16	0.14	0.08	0.08	0.04	0.08
Over the last eight quarters, income from mining operations has ranged from $25.3 million to a high of $122.7 million achieved in Q3 2025, EBITDA has ranged from $19.7 million to a Q3 2025 high of $96.5 million. The increased earnings were primarily driven by higher realized gold prices and stronger quarterly gold sales volumes, with Q3 2025 sales volumes reaching 73,001 ounces, the highest over that eight quarter period. Total revenue in Q3 2025 reached a record $258.1 million, a 27% increase from the previous high of $203.5 million in Q2 2025.
Current quarter income from mining operations of $122.7 million was up 33% from $92.0 million in Q2 2025, and 223% higher than the $38.0 million in Q3 2024. EBITDA was $96.5 million, up $65.0 million from Q2 2025 reflecting increased income from mining operations and decreased financial instrument losses. Financial instrument losses in Q2 2025 included a $45.5 million non-cash loss from the fair value adjustment on the Company's warrant liability, which was fully extinguished as of July 29, 2025. The Q3 2025 loss recorded from warrant liability fair value adjustments was $6.4 million. The Company also reported record Adjusted EBITDA of $131.1 million in Q3 2025, a 33% increase from the $98.7 million earned in Q2 2025.
Net earnings (loss) were $42.0 million in Q3 2025, up from net loss of $(16.9) million in Q2 2025, due to higher income from operations and a lower loss on financial instruments, partially offset by a higher income tax expense. Adjusted earnings improved to $71.8 million ($0.36 per share), up from $47.8 million ($0.27 per share) in Q2 2025, demonstrating strong underlying operational performance and a favourable gold price environment.

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Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Quarterly Cash Flow Summary1

	Three months ended				Nine months ended
	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Gold revenue[2]	$253,456	$200,231	$154,142	$131,577	$607,829	$350,937

Total cash cost	(98,946)	(83,166)	(72,730)	(75,116)	(254,842)	(209,702)
Royalties[2]	(10,087)	(7,583)	(6,359)	(4,849)	(24,029)	(13,145)
Social contributions[2]	(8,224)	(5,562)	(4,334)	(4,479)	(18,120)	(10,205)
Sustaining capital	(11,858)	(12,287)	(6,589)	(6,361)	(30,734)	(20,687)
Sustaining lease payments	(352)	(423)	(480)	(389)	(1,255)	(1,259)
All in sustaining cost (AISC)	(129,467)	(109,021)	(90,492)	(91,194)	(328,980)	(254,998)

AISC margin	123,989	91,210	63,650	40,383	278,849	95,939

Taxes paid[2]	(13,228)	(42,244)	(5,121)	(4,705)	(60,593)	(13,202)
General and administration expense[2]	(5,130)	(5,187)	(4,106)	(3,962)	(14,423)	(10,222)
Decrease (increase) in VAT receivable	(16,023)	30,813	(11,761)	(11,429)	3,029	(28,864)
Other changes in working capital	(289)	(1,718)	(11,685)	(3,843)	(13,692)	(24,589)
Impact of foreign exchange on cash and equivalents[2]	1,450	925	768	(578)	3,143	(3,140)
After-tax adjusted sustaining margin	90,769	73,799	31,745	15,866	196,313	15,922

Expansion and growth capital expenditure
Segovia Operations	(9,618)	(6,930)	(6,368)	(18,135)	(22,916)	(44,269)
Marmato Bulk Mining Zone	(31,369)	(23,628)	(29,661)	(16,962)	(84,658)	(52,143)
Marmato Narrow Vein Zone	—	—	—	(2,965)	—	(6,289)
Toroparu Project	(3,270)	(2,741)	(2,411)	(1,970)	(8,422)	(5,988)
Soto Norte Project and Other	(3,879)	(3,446)	(4,570)	(5,034)	(11,895)	(8,933)
Total expansion and growth capital	(48,136)	(36,745)	(43,010)	(45,066)	(127,891)	(117,622)

Financing and other costs
Proceeds from warrant and option exercises[2]	59,805	57,670	5,197	4,309	122,672	28,807
Proceeds from disposition of Juby Gold Project (net)[2]	13,065	—	—	—	13,065	—
Repayment of Gold Notes[2]	(4,064)	(4,063)	(3,941)	(3,694)	(12,068)	(11,083)
Net transaction costs from Soto Norte Acquisition	—	—	—	—	—	(834)
Capitalized interest paid (net)[2]	(6,159)	(5,802)	(5,031)	(3,737)	(16,992)	(9,880)
Repayment of convertible debenture[2]	—	—	—	—	—	(1,325)
Interest paid[2]	—	(18,000)	—	(10,382)	(18,000)	(20,945)
Finance Income[2]	2,437	3,474	2,336	1,351	8,247	5,288
Total financing and other costs	65,084	33,279	(1,439)	(12,153)	96,924	(9,972)

Contributions to investment in associate[2]	—	—	—	—	—	(2,646)
Net change in cash[2]	107,717	70,333	(12,704)	(41,353)	165,346	(114,318)
Opening cash balance at beginning of period[2]	310,164	239,831	252,535	121,657	252,535	194,622
Closing cash balance at end of period[2]	417,881	310,164	239,831	80,304	417,881	80,304

1.This Quarterly Cash Flow Summary is comprised of certain Non-GAAP financial measures. Refer to the Non-GAAP Financial Measures section of this MD&A for further information.
2.As presented in the Financial Statements and notes for the respective periods.

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Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
After-tax adjusted sustaining margin
Q3 2025 compared to Q2 2025
After-tax adjusted sustaining margin was $90.8 million in Q3 2025, compared to $73.8 million in Q2 2025, driven by the following factors:
•AISC margin increased $32.8 million or 36% as a result of a higher realized gold price of $3,472 per ounce as well as a 20% increase in gold ounces sold (73,001 ounces in Q3 2025 vs. 61,024 ounces in Q2 2025) primarily due to the ramp up of operations following the successful commissioning of the second mill at Segovia.
•VAT receivable build-up of $16.0 million in Q3 2025, compared to a net VAT recovery of $30.8 million recognized in Q2 2025, reflecting the annual VAT filing and recovery process completed during Q2 2025.
•Taxes paid totaled $13.2 million in Q3 2025, compared to $42.2 million in Q2 2025. Taxes paid in Q2 2025 included the settlement of the 2024 Colombia income tax liability.
•Other working capital movements reflected a build-up of accounts receivable due to higher gold revenues, consistent with normal collection timing differences.
Q3 2025 compared to Q3 2024
After-tax adjusted sustaining margin increased to $90.8 million in Q3 2025 from $15.9 million in Q3 2024, driven by the following factors:
•AISC margin increased $83.6 million due to a 42% increase in realized gold price and a 36% and 30% increase in gold ounces sold at Segovia and Marmato, respectively.
•VAT receivable increased $16.0 million in Q3 2025, consistent with an increase of $11.4 million in Q3 2024. VAT is filed on an annual basis which was completed in Q2 2025 and Q4 2024 for their respective years.
•Taxes paid totaled $13.2 million in Q3 2025, primarily reflecting 2025 income tax installment payments compared to $4.7 million in Q3 2024.
•Other working capital movements resulted in an outflow of $0.3 million in Q3 2025, compared to $3.8 million in Q3 2024, primarily reflecting normal timing differences in the settlement of receivables and payables.
YTD 2025 compared to YTD 2024
After-tax adjusted sustaining margin increased to $196.3 million in 2025 from $15.9 million in 2024, driven by the following factors:
•AISC margin increased 191%, contributing an additional $182.9 million compared to the prior year. The increase reflects a higher realized gold price of $3,228 per ounce as compared to $2,272 per ounce in 2024 and a 22% increase in gold ounces sold.
•Changes in the VAT receivable balance resulted in recoveries of $3.0 million in 2025, compared to a $28.9 million build up in 2024, reflecting timing differences in VAT recoveries, as the 2023 VAT filing was not completed until Q4 2024.
•Taxes paid totaled $60.6 million in 2025, compared to $13.2 million in 2024. The increase reflects the timing of income tax payments, as the 2023 Colombia income tax liability was not settled until Q4 2024.
•Other working capital movements resulted in an outflow of $13.7 million in 2025, compared to $24.6 million outflow in 2024. The prior year’s movements primarily reflected timing changes in accounts payable and accrued liabilities.
Expansion and growth capital
Growth and expansion capital expenditures were directed toward key development priorities:
•Marmato Bulk Mining Zone: $31.4 million was invested in Q3 2025 and $84.7 million year-to-date to advance underground development, including main decline advancement (580 meters completed of the planned 1.7 kilometers), progression of the Los Indios crosscut connection, earthworks for the CIP plant platforms (95% complete). Major equipment deliveries included the primary crusher, SAG mill, ball mill, and filter press, with approximately 95% of long-lead items ordered.
                                                Page | 11

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
•Segovia Operations: $9.6 million in Q3 2025 and $22.9 million year-to-date were spent on underground mine development and exploration, installation and commissioning activities related to the Segovia mill expansion, which was commissioned in June 2025, as well as ongoing work on the tailings storage facility.
•Toroparu and Soto Norte: $7.1 million was invested in Q3 2025 and $20.3 million year-to-date on technical studies.
Total financing and other costs
Financing and other net cash flows resulted in a net inflow of $65.1 million during Q3 2025 and $96.9 million in YTD 2025:
•ARIS.WT.A Listed Warrant and option exercises generated $59.8 million in net proceeds in Q3 2025 for a total of $122.7 million in 2025.
•Gold Note principal repayments totaled $4.1 million in Q3 2025 and $12.1 million in YTD 2025.
•Gold Note premium and interest payments totaled $6.2 million in Q3 2025 and $17.0 million in YTD 2025.
•2029 Senior Note interest payments were nil in Q3 2025 and $18.0 million YTD 2025.

The Company remains focused on disciplined capital deployment. Strong cash flow generation and cash position continue to support its capital investment programs while maintaining balance sheet flexibility.

                                                Page | 12

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Segovia Operations
The Segovia Operations are 100% owned by the Company and located in a historic mining district of Colombia. The operations include four underground mines and two processing facilities:
•A conventional processing facility, which produces doré, was expanded from 2,000 to 3,000 tpd in June 2025, with ramp-up advancing in line with expectations.
•A 200 tpd polymetallic processing plant that recovers lead and zinc concentrates from process tailings.
•Year-to-date 2025, approximately 40% of the gold sold was produced from mill feed purchased from CMPs, sourced from both within and outside of the Company’s mining titles.

	Three months ended				Nine months ended
Operating Information	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Tonnes processed (t)	219,550	167,960	167,150	166,868	554,660	477,205
Tonnes per day (tpd)	2,553	1,976	1,966	1,940	2,167	1,864
Average gold grade processed (g/t)	9.87	9.85	9.37	9.23	9.71	9.26
Recoveries (%)	96.1%	96.1%	96.1%	95.9%	96.1%	95.8%
Gold produced (ounces)	65,549	51,527	47,549	47,493	164,625	136,106
Gold sold (ounces)	65,580	53,751	47,390	48,059	166,721	136,713
Financial Information
Gold revenue ($'000s)	229,116	177,551	135,310	118,075	541,977	311,766
Average realized gold price ($/ounce sold)	$3,494	$3,303	$2,855	$2,457	$3,251	$2,277

Owner Mining costs	26,012	23,228	19,291	15,780	68,531	49,898
CMP material purchases	37,268	29,157	26,656	31,373	93,081	82,226
Processing costs	9,357	7,412	7,430	6,985	24,199	19,482
Administration and security costs	12,011	10,422	10,124	7,796	32,557	25,377
Change in finished goods and stockpile inventory	1,069	961	(929)	1,130	1,101	226
By-product and concentrate revenue	(4,116)	(2,798)	(3,073)	(2,665)	(9,987)	(7,845)
Total cash costs	81,601	68,382	59,499	60,399	209,482	169,364
Cash cost per ounce sold	$1,244	$1,272	$1,256	$1,257	$1,256	$1,239

Royalties	7,532	5,539	4,519	3,506	17,590	9,592
Social contributions	7,787	5,177	4,061	4,294	17,025	8,703
Sustaining capital	10,334	10,861	5,856	5,423	27,051	18,143
Sustaining lease payments	352	423	480	389	1,255	1,259
All-in sustaining costs	107,606	90,382	74,415	74,011	272,403	207,061
All-in sustaining cost per ounce sold (Combined OM and CMP)	$1,641	$1,681	$1,570	$1,540	$1,634	$1,515

AISC Margin	121,510	87,169	60,895	44,064	269,574	104,705

Production
Q3 2025 compared to Q2 2025
Gold production totaled 65,549 ounces, up 27% as compared to Q2 2025. This performance was primarily driven by higher mill throughput, with average daily milling rates increasing by 31%, to 2,553 tpd in Q3 2025, compared to 1,976 tpd in Q2 2025, following the successful commissioning and steady ramp-up of the second mill. Gold grades in Q3 2025 averaged 9.87 g/t, consistent with Q2 2025, reflecting disciplined use of the additional processing capacity and production growth without compromising grade.
Q3 2025 compared to Q3 2024
Gold production increased by 38% compared to Q3 2024, driven by a 32% increase in tonnes processed due to the successful commissioning of the second ball mill and a 7% improvement in average gold grades.

                                                Page | 13

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
YTD 2025 compared to YTD 2024
Gold production totaled 164,625 ounces, an increase of 21% compared to 136,106 ounces in 2024. The improvement reflects a 16% increase in milling rates, following the successful commissioning of the second mill in June 2025, along with higher average gold grades of 9.71 g/t compared to 9.26 g/t in 2024.
Gold Revenue
Q3 2025 compared to Q2 2025
Gold revenue in Q3 2025 was $229.1 million, up 29% from Q2 2025, reflecting a 6% increase in average realized gold prices and a 22% increase in gold ounces sold.
Q3 2025 compared to Q3 2024
Gold revenue increased 94% compared to Q3 2024, driven by a 42% increase in average realized gold prices and a 36% increase in gold ounces sold.
YTD 2025 compared to YTD 2024
Gold revenue totaled $542.0 million YTD 2025, up 74% from $311.8 million YTD 2024, reflecting a 43% increase in the average realized gold price to $3,251 per ounce and a 22% increase in gold ounces sold.

Segovia - Owner Mining and CMPs

	Three months ended				Nine months ended
Operating Information	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Owner Mining
Gold produced (ounces)	40,937	31,377	27,053	21,634	99,367	64,231
Gold sold (ounces)	40,984	32,685	26,963	22,952	100,632	65,580
Cash cost ($ per oz sold)	999	1,047	1,123	1,081	1,048	1,162
AISC ($ per oz sold)	1,452	1,520	1,482	1,451	1,482	1,537
AISC margin ($'000)	83,103	57,832	37,035	23,092	177,970	48,591

CMPs
Gold produced (ounces)	24,612	20,150	20,496	25,859	65,258	71,875
Gold sold (ounces)	24,596	21,066	20,427	25,107	66,089	71,133
Cash cost ($ per oz sold)	1,653	1,622	1,431	1,417	1,575	1,309
AISC ($ per oz sold)	1,955	1,931	1,687	1,622	1,865	1,494
AISC sales margin (%)	44%	42%	41%	34%	43%	35%
AISC margin ($'000)	38,407	29,337	23,860	20,972	91,604	56,114

Total AISC Margin ($’000)	121,510	87,169	60,895	44,064	269,574	104,705

Cash Costs
Q3 2025 compared to Q2 2025
Combined Owner Mining and CMP cash costs at the Segovia Operations averaged $1,244 per ounce in Q3 2025, compared to $1,272 per ounce in Q2 2025, remaining broadly consistent quarter-over-quarter.
•Owner Mining: Cash costs averaged $999 per ounce, a 5% decrease from Q2 2025, reflecting higher sales volumes partially offset by an unfavourable foreign exchange impact as the Colombian Peso (COP) averaged 5% stronger to the US Dollar than the prior quarter.
•CMPs: Cash costs averaged $1,653 per ounce, compared to $1,622 per ounce in Q2 2025, consistent with the prior quarter.
Q3 2025 compared to Q3 2024
Combined Owner Mining and CMP cash costs at Segovia averaged $1,244 per ounce in Q3 2025, compared to $1,257 per ounce in Q3 2024, and remaining broadly consistent year-over-year.
                                                Page | 14

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
•Owner Mining: Cash costs averaged $999 per ounce, down 8% from $1,081 per ounce in Q3 2024, reflecting higher production and sales volumes.
•CMPs: Cash costs rose 17% to $1,653 per ounce, compared to $1,417 per ounce in Q3 2024. The increase reflects higher prices for purchased mill feed, consistent with the increase in average realized gold prices, as CMP payments are linked to prevailing market prices.
YTD 2025 compared to YTD 2024
Combined Owner Mining and CMP cash costs at Segovia averaged $1,256 per ounce for the nine months ended September 30, 2025, compared to $1,239 for the same period in 2024, remaining broadly consistent year-over-year.
•Owner Mining: Cash costs decreased to $1,048 per ounce in 2025 from $1,162 per ounce in 2024 primarily due to a 53% increase in gold ounces sold, which improved from 65,580 to 100,632 ounces.
•CMPs: Cash costs increased 20% to $1,575 per ounce, compared to $1,309 per ounce in 2024. The increase primarily reflects higher gold prices which increased 43% compared to 2024.
All-In Sustaining Costs and Margin
Q3 2025 compared to Q2 2025
AISC at the Segovia Operations, combining Owner Mining and CMPs, averaged $1,641 per ounce in Q3 2025, a 2% decrease from $1,681 per ounce in Q2 2025. The reduction primarily reflects higher gold ounces sold, partially offset by an increase in royalties and social contributions.
AISC margin was $121.5 million, up 39% from $87.2 million in Q2 2025, supported by an increase in gold ounces sold and a higher realized gold price.
•Owner Mining: AISC averaged $1,452 per ounce, down 4% from $1,520 per ounce in Q2 2025 primarily due to higher gold ounces sold. Owner Mining AISC margin rose 44% to $83.1 million, benefiting from stronger gold prices and improved sales volumes.
•CMPs: AISC averaged $1,955 per ounce, slightly higher than $1,931 per ounce in Q2 2025. AISC margin for CMPs remained broadly consistent with the prior quarter, delivering a 44% sales margin.
Q3 2025 compared to Q3 2024
Combined AISC at Segovia increased 7% to $1,641 per ounce, compared to $1,540 per ounce in Q3 2024, primarily due to higher CMP mill feed costs, royalties, and social contributions which are linked to gold prices as well as increased sustaining capital. Despite the increase in AISC, higher average realized gold prices and an increase in gold ounces sold resulted in a combined AISC margin of $121.5 million, up from $44.1 million in Q3 2024.
•Owner Mining: AISC averaged $1,452 per ounce, consistent with Q3 2024, reflecting per ounce cost decreases from increased ounces sold being largely offset by higher sustaining capital as well as the impact of higher realized gold prices on royalties and social contributions. Owner Mining AISC margin increased to $83.1 million, up significantly from $23.1 million in the prior-year quarter.
•CMPs: AISC increased 21% to $1,955 per ounce, compared to $1,622 per ounce in Q3 2024 primarily due to higher CMP mill feed costs. CMP AISC margin improved by $17.4 million as compared to the prior year quarter primarily due to higher realized gold prices.
YTD 2025 compared to YTD 2024
Combined AISC at Segovia averaged $1,634 per ounce in YTD 2025, up 8% from $1,515 per ounce in YTD 2024. The increase was primarily driven by higher CMP mill feed costs, royalties, and social contributions, all of which increased with the rise in gold prices.
Despite the increase in AISC, AISC margin more than doubled, reaching $269.6 million, compared to $104.7 million in 2024, reflecting both higher realized gold prices and stronger production volumes.
•Owner Mining: AISC averaged 1,482 per ounce, down from 1,537 per ounce in YTD 2024. The improvement reflects higher gold ounces sold. Owner Mining AISC margin increased to $178.0 million, from $48.6 million in the prior year.
                                                Page | 15

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
•CMPs: AISC increased to 1,865 per ounce, compared to 1,494 per ounce in YTD 2024. The increase was driven by higher gold prices, which elevated mill feed costs. Despite the cost increase, CMPs continue to deliver an AISC margin of 43%, or $91.6 million, up 63% from $56.1 million in YTD 2024.
Growth and Expansion
Non-sustaining growth capital expenditures at Segovia totaled $9.6 million in Q3 2025, compared to $6.9 million in Q2 2025. Expenditures were primarily related to underground mine development and exploration ($5.5 million), completion activities on the Segovia mill expansion following its commissioning in June 2025 ($2.5 million), and ongoing work on the tailings storage facility ($1.2 million) and other plant upgrades.

                                                Page | 16

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Marmato Narrow Vein Zone
The Marmato Complex is 100% owned by the Company and is located in a historic mining district of Colombia. It comprises two distinct zones:
•The Narrow Vein Zone is an underground mine currently in operation, supported by a 1,000 tpd processing facility that produces doré.
•The Bulk Mining Zone, located directly below the Narrow Vein Zone, is currently under construction. It will consist of a large-scale underground mine and a dedicated 5,000 tpd CIP processing plant, which will also produce doré.

	Three months ended				Nine months ended
Operating Information	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Tonnes processed (t)	75,220	73,490	74,050	70,256	222,760	193,677
Average gold grade processed (g/t)	3.56	3.35	3.32	3.06	3.41	3.17
Recoveries (%)	89.8%	90.2%	91.7%	89.4%	90.5%	89.6%
Gold produced (ounces)	7,687	7,125	7,214	6,115	22,026	17,485
Gold sold (ounces)	7,421	7,273	6,891	5,710	21,585	17,569
Gold revenue	24,340	22,680	18,832	13,840	65,852	39,298
Average realized gold price	3,280	3,118	2,733	2,365	3,051	2,229
Production
Q3 2025 compared to Q2 2025
Gold production was stable at 7,687 ounces, up 8% compared to 7,125 ounces produced in Q2 2025. The slight improvement reflects an increase in tonnes processed and a higher average gold grade which increased to 3.56 g/t in Q3 2025.
Q3 2025 compared to Q3 2024
Gold production increased 26% year-over-year, supported by a 7% increase in tonnes processed and higher average gold grade (3.56 g/t vs. 3.06 g/t). The increase in throughput is attributable to enhanced operational efficiency and stable mill performance during the period.
YTD 2025 compared to YTD 2024
Gold production for YTD 2025 reached 22,026 ounces, compared to 17,485 ounces produced in 2024. This is primarily due to higher tonnes processed and an increase in average gold grades.
Gold Revenue
Q3 2025 compared to Q2 2025
Gold revenue totaled $24.3 million, a 7% increase from $22.7 million in Q2 2025. The increase was driven by higher gold ounces sold and a 5% improvement in the average realized gold price, which reached $3,280 per ounce in the current quarter.
Q3 2025 compared to Q3 2024
Gold revenue increased 76% compared to Q3 2024, due to the higher average realized gold price and a 30% increase in gold ounces sold. The higher sales volumes were supported by improved production levels, driven by stable mill performance and higher average gold grades which increased 16% as compared to the prior-year quarter.
YTD 2025 compared to YTD 2024
For the nine month period, gold revenue reached $65.8 million, up from $39.3 million in 2024, primarily due to a 23% increase in gold ounces sold and a higher average realized gold price of $3,051 per ounce, compared to $2,229 per ounce in 2024.

                                                Page | 17

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Review of Financial Results

	Three months ended				Nine months ended
($’000)	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Revenue	258,115	203,456	157,528	134,723	619,099	359,528

Cost of sales	(113,692)	(93,974)	(82,475)	(83,243)	(290,141)	(231,570)
Depreciation and depletion	(13,459)	(11,929)	(10,734)	(9,019)	(36,122)	(24,620)
Social contributions	(8,224)	(5,562)	(4,334)	(4,479)	(18,120)	(10,205)
Income from mining operations	122,740	91,991	59,985	37,982	274,716	93,133

General and administrative costs	(5,130)	(5,187)	(4,106)	(3,962)	(14,423)	(10,222)
Gain (loss) from equity accounting in investees	—	—	(14)	(17)	(14)	(2,871)
Share-based compensation	(9,497)	(8,136)	(3,784)	(2,533)	(21,417)	(5,748)
Other income (expenses)	(1,961)	(1,090)	(535)	428	(3,586)	(2,252)
Income from operations	106,152	77,578	51,546	31,898	235,276	72,040

Gain (loss) on financial instruments	(6,385)	(50,737)	(16,628)	(12,842)	(73,750)	(22,728)
Loss on disposal of Juby Project	(3,200)	—	—	—	(3,200)	—
Finance income	2,437	3,474	2,336	1,351	8,247	5,288
Finance costs	(9,390)	(10,833)	(10,037)	(6,493)	(30,260)	(19,792)
Foreign exchange gain (loss)	(13,520)	(7,224)	(5,997)	(311)	(26,741)	7,010
Income before income tax	76,094	12,258	21,220	13,603	109,572	41,818

Income taxes
Current	(39,703)	(31,919)	(18,333)	(17,280)	(89,955)	(36,590)
Deferred	5,618	2,720	323	1,450	8,661	(2,485)
	(34,085)	(29,199)	(18,010)	(15,830)	(81,294)	(39,075)

Net income (loss)	42,009	(16,941)	3,210	(2,227)	28,278	2,743

Net earnings (loss) attributable to:
Owners of the Company	42,011	(16,897)	2,368	(2,074)	27,482	2,896
Non-controlling interest	(2)	(44)	842	(153)	796	(153)
	42,009	(16,941)	3,210	(2,227)	28,278	2,743

Earnings (loss) per share - basic	0.21	(0.09)	0.01	(0.01)	0.15	0.02
Weighted average number of outstanding common shares - basic	199,171,052	179,836,208	171,622,649	169,873,924	183,644,213	153,304,168
Earnings (loss) per share - diluted	0.21	(0.09)	0.01	(0.01)	0.15	0.02
Weighted average number of outstanding common shares - diluted	200,527,009	179,836,208	172,299,011	169,873,924	184,792,343	153,826,303

Revenue
Q3 2025 compared to Q2 2025
Revenue increased 27% to $258.1 million, up from $203.5 million in Q2 2025. The increase was primarily driven by a 20% increase in gold ounces sold and a 6% increase in the average realized gold price, which rose to $3,472 per ounce.
Q3 2025 compared to Q3 2024
Revenue improved 92% from $134.7 million in Q3 2024 to $258.1 million in Q3 2025. The increase was attributable to a 42% improvement in the average realized gold price, up from 2,447 to $3,472 per ounce, combined with a 36%
                                                Page | 18

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
increase in gold ounces sold, reflecting stronger operational performance and ramp up following the successful commissioning of the second mill at Segovia.
YTD 2025 compared to YTD 2024
Revenue year-to-date 2025 increased 72% to $619.1 million, compared to $359.5 million in 2024. This growth was driven by a 42% increase in the average realized gold price, which rose from $2,272 per ounce in 2024 to $3,228 per ounce in 2025, as well as a 22% increase in gold ounces sold during the period.
Cost and expenses
Cost of Sales
Q3 2025 compared to Q2 2025
Cost of sales increased 21% to $113.7 million, from $94.0 million in Q2 2025. The increase was primarily driven by a 20% increase in gold ounces sold, including a 28% increase in CMP mill feed purchases, reflecting a 17% increase in CMP gold ounces sold and a 6% increase in the average realized gold price. CMP payments are linked to prevailing market prices, which drove mill feed costs higher quarter-over-quarter.
Q3 2025 compared to Q3 2024
Cost of sales rose 37% from $83.2 million in Q3 2024 to $113.7 million in Q3 2025. The increase mainly reflects a 36% increase in gold ounces sold. CMP mill feed purchases rose 19% due to a 42% increase in the average realized gold price compared to the prior year quarter. Royalties increased by $4.0 million, consistent with the growth in gold revenue.
YTD 2025 compared to YTD 2024
Cost of sales increased 25% to $290.1 million, from $231.6 million in 2024. Total gold ounces sold rose 22%, from 154,282 in YTD 2024 to 188,306 in YTD 2025, as a result of expanded mill capacity and improved throughput at the Segovia Operations. CMP material costs increased by 13%, reflecting higher gold-linked payments. Royalty payments increased by $8.0 million, consistent with the 72% increase in revenue during the period.
Depreciation and Depletion
Q3 2025 compared to Q2 2025
Depreciation and depletion totaled $13.5 million in Q3 2025, up 13% from Q2 2025 primarily due to a 25% increase in production as the expense reflects the units-of-production depletion method applied across operations as well as a higher depletable cost base due to additional sustaining capital investments of $11.9 million during the quarter.
Q3 2025 compared to Q3 2024
Depreciation and depletion increased 49% from $9.0 million in Q3 2024. The increase reflects a higher depletable cost base, following continued investment in mining interests and infrastructure, as well as higher production volumes, up 37% as compared to Q3 2024.
YTD 2025 compared to YTD 2025
Depreciation and depletion totaled $36.1 million in 2025, up 47% compared to $24.6 million in 2024. The increase is primarily due to production increases, up 22% across both operations and a higher depletable cost base.
Social Contributions
Q3 2025 compared to Q2 2025
Social contributions totaled $8.2 million in Q3 2025, a 48% increase from Q2 2025. The increase reflects the stepped-rate framework under which contributions are calculated, which links payments to prevailing gold prices and production volumes. The 27% growth in gold revenue, driven by a higher realized gold price and increased ounces sold directly led to the increase in social contributions.
Q3 2025 compared to Q3 2024
Social contributions increased by $3.7 million compared to Q3 2024, consistent with the year-over-year growth in gold revenue due to higher gold prices and sales volumes.
                                                Page | 19

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
YTD 2025 compared to YTD 2024
For the nine month period, social contributions rose 78% to $18.1 million, driven by higher realized gold prices and increased gold sales volumes, consistent with the revenue growth over the same period.
Share based compensation
Q3 2025 compared to Q2 2025
The Company recognized a share based compensation expense of $9.5 million during Q3 2025, up 17% compared to Q2 2025. The increase was primarily driven by the revaluation of the Company's cash-settled performance share units (PSUs), which are fair valued and increased in value in line with the Company's share price.
Q3 2025 compared to Q3 2024
Share based compensation increased by $7.0 million when compared to Q3 2024 primarily due to the revaluation of the Company's PSUs during the quarter.
YTD 2025 compared to YTD 2024
During the nine month period ended September 30, 2025, share based compensation totaled $21.4 million as compared to $5.7 million for the same period in 2024. The increase was primarily due to the higher fair value of outstanding PSUs, reflecting the Company's stronger share price performance in 2025, as well as a higher number of units outstanding relative to the prior year.
Gain (loss) on financial instruments
The major components of the gain (loss) on financial instruments for the current and prior periods are outlined below:

	Three months ended				Nine months ended
	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Financial Assets
Investment in Denarius	531	(508)	(787)	671	(764)	1,134
Denarius convertible debenture	2,156	758	553	1,732	3,468	3,019
Denarius warrants	(1)	(75)	—	1	(75)	(170)
Embedded derivative 2029 Senior Notes	4,631	859	3,316	—	8,806	—
Other gain (loss) on financial instruments	285	2	(2)	—	284	2
	7,602	1,036	3,080	2,404	11,719	3,985
Financial Liabilities
Gold Notes	(7,563)	(6,262)	(5,125)	(3,891)	(18,950)	(11,250)
Convertible debenture	—	—	—	—	—	565
Unlisted Warrants	—	—	—	(395)	—	(209)
ARIS.WT.A Listed Warrants	(6,424)	(45,511)	(14,584)	(10,960)	(66,519)	(15,819)
	(13,987)	(51,773)	(19,709)	(15,246)	(85,469)	(26,713)
Total gain (loss) on financial instruments	$(6,385)	$(50,737)	$(16,629)	$(12,842)	$(73,750)	$(22,728)

Q3 2025 compared to Q2 2025
Aris Mining holds financial instruments that are recognized at fair value through profit and loss. In Q3 2025, the Company recognized a $6.4 million loss on financial instruments compared to a $50.7 million loss in Q2 2025. The loss in Q2 2025 was primarily driven by the significant appreciation in the Company's share price which led to a 205% increase in the market price of ARIS.WT.A Listed Warrants, resulting in a $45.5 million loss, recorded on the fair value adjustment to the warrant liability. As of July 30, 2025, there are no further ARIS.WT.A Listed Warrants outstanding. The loss recorded from fair value adjustments on the Warrant liability prior to expiry or exercise was $6.4 million in Q3 2025.
Further, the Company incurred a $7.6 million loss on the Cboe Canada listed Gold Notes (Gold Notes). The valuation of the Gold Notes incorporates credit spreads, risk-free rates, volatility, and gold future prices. The primary driver of the fair-value adjustment in Q3 2025 was a 15% increase in gold prices.

                                                Page | 20

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q3 2025 compared to Q3 2024
The loss on financial instruments decreased from $12.8 million in Q3 2024 to $6.4 million in Q3 2025 primarily due to a lower loss on the warrant fair value adjustment as well as a $4.6 million gain recorded on the Senior Notes embedded derivative that was entered into in Q4 2024.
YTD 2025 compared to YTD 2024
The Company recognized a $73.8 million loss on financial instruments in 2025, compared to a $22.7 million loss in 2024. The higher loss was primarily driven by fair value adjustments on the ARIS.WT.A Listed Warrants and Gold Notes, reflecting the impact of changes in the fair value of warrants and gold prices during the period. As of July 30, 2025, there are no further ARIS.WT.A Listed Warrants outstanding. This was partially offset by a fair value gain recorded for the embedded derivative on the 2029 Senior Notes in 2025.
Finance costs
Q3 2025 compared to Q2 2025
Finance costs in Q3 2025 were broadly consistent with Q2 2025 at $9.4 million. The current quarter reflects a normalized interest expense structure following the refinancing activities in Q4 2024.
Q3 2025 compared to Q3 2024
Finance costs increased 45% from $6.5 million as compared to Q3 2024. The year-over-year increase reflects the impact of $450 million in debt (2029 Senior Notes) raised in Q4 2024 to refinance the $300 million bond (2026 Senior Notes). The 2029 Senior Notes also carry a higher coupon rate compared to the previous 2026 Senior Notes.
YTD 2025 compared to YTD 2024
Finance costs for the nine months ended September 30, 2025 increased 53% from $19.8 million in 2024. In line with the increases compared to the prior-year quarter, the year-over-year increase reflects the refinancing of the Senior Notes in Q4 2024.
Foreign exchange loss (gain)
Q3 2025 compared to Q2 2025
Aris Mining recorded a foreign exchange loss of $13.5 million in Q3 2025, compared to a loss of $7.2 million in Q2 2025. The $6.3 million quarter-over-quarter difference was due to the appreciation of the COP against the USD during the quarter. This movement resulted in translation losses on USD-denominated monetary assets and liabilities held within subsidiaries whose functional currency is the COP.
Q3 2025 compared to Q3 2024
The foreign exchange loss of $13.5 million in Q3 2025 compares to a loss of $0.3 million in Q3 2024. This change is primarily attributable to a higher appreciation of the COP during the current quarter as compared to Q3 2024, which reduced the USD value of monetary balances held in COP-functional entities, leading to translation losses.
YTD 2025 compared to YTD 2024
The Company recorded a foreign exchange loss of $26.7 million in 2025 compared to a gain of $7.0 million in 2024. This change is primarily attributable to the appreciation of the COP during the year as compared to a depreciation in 2024, which reduced the USD value of monetary balances held in COP-functional entities, leading to translation losses.
Income tax (expense) recovery
Q3 2025 compared to Q2 2025
Income taxes totaled $34.1 million in Q3 2025, a 17% increase from Q2 2025, primarily reflecting higher income from mining operations up 33%, driven by increased gold sales volumes and higher realized gold prices.
Q3 2025 compared to Q3 2024
Income taxes increased by $18.3 million as compared to Q3 2024, driven by higher income from mining operations due to higher realized gold prices and higher gold ounces sold.
YTD 2025 compared to YTD 2024
Income taxes increased by 108% to $81.3 million as compared to 2024, driven by higher income from mining operations due to higher realized gold prices and higher gold ounces sold.
                                                Page | 21

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Financial Condition, Liquidity and Capital Resources
Working capital
The Company continues to maintain a strong liquidity position, and with the combination of operating cash flows from the Segovia Operations and remaining milestone payments from WPMI, there is sufficient cash available to fund operating activities, expansion projects, and strategic initiatives, including the advancement of the Marmato expansion, and study work at Soto Norte and Toroparu.
As at September 30, 2025, the Company held a working capital surplus, defined as current assets minus current liabilities, of $313.8 million (Q4 2024 - $216.3 million), underpinned by a cash balance of $417.9 million. Cash and cash equivalents increased by $165.3 million in 2025. The increase primarily reflects stronger operating cash flow resulting from higher gold sales, proceeds from the exercise of ARIS.WT.A Listed warrants partially offset by continued investment in growth projects. Notably, the Company advanced construction at the Marmato Bulk Mining Zone and made scheduled interest payments on its Senior Notes.

		Three months ended			Nine months ended
	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Net cash provided by (used in) operating activities	$105,718	$81,719	$46,761	$31,117	$234,198	$42,720
Net cash used in investing activities	(54,904)	(47,320)	(60,564)	(61,495)	(162,788)	(147,496)
Net cash provided by (used in) from financing activities	55,453	35,009	331	(10,396)	90,793	(6,403)
Impact of foreign exchange on cash and cash equivalents	1,450	925	768	(578)	3,143	(3,140)
Increase (decrease) in cash and cash equivalents	107,717	70,333	(12,704)	(41,353)	165,346	(114,318)
Cash and cash equivalents, beginning of period	310,164	239,831	252,535	121,657	252,535	194,622
Cash and cash equivalents, end of period	$417,881	$310,164	$239,831	$80,304	$417,881	$80,304

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.
Transactions with Related Parties
The Company’s related parties include its subsidiaries, affiliates, directors and key management personnel. The Company’s key management personnel includes executive and non-executive directors and the Company’s executive officers.
Other than normal-course intercompany transactions and compensation in the form of salaries or directors’ fees, and share based payments (options, PSUs, DSUs) there were no material related party transactions.
Financial Instruments and Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
The Company may at times hold financial instruments, derivatives and/or contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are the Gold Notes.
Aris Mining Holdings Corp. (Aris Holdings), a wholly-owned subsidiary of the Company, has Gold Notes that trade on the Cboe Canada under the symbol “AMNG.NT.U” as described in note 10 of the 2024 annual financial statements. As of September 30, 2025, the outstanding principal value is $31.8 million. The Gold Notes bear interest at 7.5% per annum, payable monthly. In addition to the interest, the Gold Notes pay a gold premium calculated each quarter as the excess of the floor price of $1,400 compared to the London Bullion Market Association Gold Price on the
                                                Page | 22

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
measurement date. We have not entered into any instruments to hedge against the market movement of gold, and there is risk that rising gold prices would result in higher premiums to be paid. However, there is a natural hedge to this risk as rising gold prices result in higher cash flows from increased AISC margins that are available to fund the potential exposure.
Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 16 in our 2024 audited annual consolidated financial statements.

Contractual Obligations and Commitments
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the undiscounted contractual obligations and commitments as at September 30, 2025, which mature over the next five years and beyond:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$152,995	$—	$—	$—	$152,995
Reclamation and closure costs	2,633	3,618	8,776	29,150	44,177
Lease payments	549	2,355	1,270	1,923	6,097
Gold Notes	47,785	46,215	—	—	94,000
Senior unsecured notes	36,000	108,000	468,000	—	612,000
Other contractual commitments[1]	16,699	—	—	—	16,699
Total	$256,661	$160,188	$478,046	$31,073	$925,968
1.Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at September 30, 2025.

Aris Mining’s gold and silver production from the Marmato Complex and future production from the Toroparu Project, are subject to the terms of streaming agreements with WPMI. In addition, gold and silver production from PSN after the first 5.7 million ounces of gold have been produced is subject to the terms with the precious metals purchase agreement (PMPA) with MDC Industry Holding Company LLC (Mubadala).
In addition, Aris Mining has the obligation to fund Mubadala's 49% share of certain operating costs until the earlier of the receipt of the environmental license for the Soto Norte Project or December 31, 2027.
Liquidity risk
Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at September 30, 2025.
Contingencies
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions in its financial statements for such claims when considered material and an outflow of resources is considered probable.
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines there will be a tax liability associated with its filing position.
Outstanding Share Data
As at the date of this MD&A, the Company has 202.7 million common shares issued and outstanding and 5.9 million common shares issuable under stock options. A further 6 million common shares are issuable to Mubadala following receipt of an environmental license to develop PSN.
                                                Page | 23

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Non-GAAP Financial Measures
This MD&A refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under International Financial Reporting Standards (IFRS) and do not have a standardized meaning prescribed by IFRS. The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. The Company discloses these financial measures and ratios because the Company believes that they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.

Total cash costs
Total cash costs and total cash costs per ounce sold are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per ounce sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Management has included a secondary total cash cost and total cash cost per ounce measure, that includes the cost of royalties incurred on precious metal shipments from its Segovia Operations. This measure adds back the cost of royalties to total cash cost and is intended to be reflective of the total cash cost associated with operating in Colombia. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.

All-in sustaining costs
AISC and AISC ($ per oz sold) are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non‐GAAP measure provides investors with transparency to the total period‐attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

                                                Page | 24

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Total cash costs
Reconciliation of total cash costs to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended
	September 30, 2025			September 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	65,580	7,421	73,001	48,059	5,710	53,769
Cost of sales[1]	93,249	20,443	113,692	66,570	16,673	83,243
Less: royalties[1]	(7,532)	(2,555)	(10,087)	(3,506)	(1,343)	(4,849)
Add: by-product revenue[1]	(4,116)	(543)	(4,659)	(2,665)	(613)	(3,278)
Total cash costs	81,601	17,345	98,946	60,399	14,717	75,116
Total cash costs ($ per oz gold sold)	$1,244			$1,257
Total cash cost including royalties	89,133			63,905
Total cash cost including royalties ($ per oz gold sold)	$1,359			$1,330
1.As presented in the Financial Statements and notes thereto for the respective periods.

	Nine months ended
	September 30, 2025			September 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	166,721	21,585	188,306	136,713	17,569	154,282
Cost of sales[1]	237,059	53,082	290,141	186,801	44,769	231,570
Less: royalties[1]	(17,590)	(6,439)	(24,029)	(9,592)	(3,553)	(13,145)
Add: by-product revenue[1]	(9,987)	(1,283)	(11,270)	(7,845)	(878)	(8,723)
Total cash costs	209,482	45,360	254,842	169,364	40,338	209,702
Total cash costs ($ per oz gold sold)	$1,256			$1,239
Total cash cost including royalties	227,072			178,956
Total cash cost including royalties ($ per oz gold sold)	$1,362			$1,309
1.As presented in the Financial Statements and notes thereto for the respective periods

	Three months ended
	June 30, 2025			March 31, 2025
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	53,751	7,273	61,024	47,390	6,891	54,281
Cost of sales[1]	76,719	17,255	93,974	67,091	15,384	82,475
Less: royalties[1]	(5,539)	(2,044)	(7,583)	(4,519)	(1,840)	(6,359)
Add: by-product revenue[1]	(2,798)	(427)	(3,225)	(3,073)	(313)	(3,386)
Total cash costs	68,382	14,784	83,166	59,499	13,231	72,730
Total cash costs ($ per oz gold sold)	$1,272			$1,256
Total cash cost including royalties	73,921			64,018
Total cash cost including royalties ($ per oz gold sold)	$1,375			$1,351
1.As presented in the Financial Statements and notes thereto for the respective periods

                                                Page | 25

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
All-in sustaining costs
Reconciliation of total all-in sustaining costs to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended
	September 30, 2025			September 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	65,580	7,421	73,001	48,059	5,710	53,769
Total cash costs	81,601	17,345	98,946	60,399	14,717	75,116
Add: royalties[1]	7,532	2,555	10,087	3,506	1,343	4,849
Add: social programs[1]	7,787	437	8,224	4,294	185	4,479
Add: sustaining capital expenditures	10,334	1,524	11,858	5,423	938	6,361
Add: sustaining lease payments	352	—	352	389	—	389
Total AISC	107,606	21,861	129,467	74,011	17,183	91,194
Total AISC ($ per oz gold sold)	$1,641			$1,540
1.As presented in the Financial Statements and notes thereto for the respective periods

	Nine months ended
	September 30, 2025			September 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	166,721	21,585	188,306	136,713	17,569	154,282
Total cash costs	209,482	45,360	254,842	169,364	40,338	209,702
Add: royalties[1]	17,590	6,439	24,029	9,592	3,553	13,145
Add: social programs[1]	17,025	1,095	18,120	8,703	1,502	10,205
Add: sustaining capital expenditures	27,051	3,683	30,734	18,143	2,544	20,687
Add: sustaining lease payments	1,255	—	1,255	1,259	—	1,259
Total AISC	272,403	56,577	328,980	207,061	47,937	254,998
Total AISC ($ per oz gold sold)	$1,634			$1,515
1.As presented in the Financial Statements and notes thereto for the respective periods

	Three months ended
	June 30, 2025			March 31, 2025
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	53,751	7,273	61,024	47,390	6,891	54,281
Total cash costs	68,382	14,784	83,166	59,499	13,231	72,730
Add: royalties[1]	5,539	2,044	7,583	4,519	1,840	6,359
Add: social programs[1]	5,177	385	5,562	4,061	273	4,334
Add: sustaining capital expenditures	10,861	1,426	12,287	5,856	733	6,589
Add: sustaining lease payments	423	—	423	480	—	480
Total AISC	90,382	18,639	109,021	74,415	16,077	90,492
Total AISC ($ per oz gold sold)	$1,681			$1,570
1.As presented in the Financial Statements and notes thereto for the respective periods

                                                Page | 26

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Total cash costs
Reconciliation of total cash costs by business unit at the Segovia Operations to the cash costs as disclosed above.

	Three months ended
	September 30, 2025			September 30, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	40,984	24,596	65,580	22,952	25,107	48,059
Cost of sales[1]	48,502	44,747	93,249	28,819	37,751	66,570
Less: royalties[1]	(5,000)	(2,532)	(7,532)	(1,999)	(1,507)	(3,506)
Add: by-product revenue[1]	(2,566)	(1,550)	(4,116)	(2,000)	(665)	(2,665)
Total cash costs	40,936	40,665	81,601	24,820	35,579	60,399
Total cash costs ($ per oz gold sold)	$999	$1,653	$1,244	$1,081	$1,417	$1,257
Total cash cost including royalties			89,133			63,905
Total cash cost including royalties ($ per oz gold sold)			$1,359			$1,330
1.As presented in the Financial Statements and notes thereto for the respective periods

	Nine months ended
	September 30, 2025			September 30, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	100,632	66,089	166,721	65,580	71,133	136,713
Cost of sales[1]	122,833	114,226	237,059	87,435	99,366	186,801
Less: royalties[1]	(11,388)	(6,202)	(17,590)	(5,396)	(4,196)	(9,592)
Add: by-product revenue[1]	(6,028)	(3,959)	(9,987)	(5,814)	(2,031)	(7,845)
Total cash costs	105,416	104,065	209,482	76,225	93,139	169,364
Total cash costs ($ per oz gold sold)	$1,048	$1,575	$1,256	$1,162	$1,309	$1,239
Total cash cost including royalties			227,072			178,956
Total cash cost including royalties ($ per oz gold sold)			$1,362			$1,309
1.As presented in the Financial Statements and notes thereto for the respective periods

	Three months ended
	June 30, 2025			March 31, 2025
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	32,685	21,066	53,751	26,963	20,427	47,390
Cost of sales[1]	39,532	37,187	76,719	34,799	32,292	67,091
Less: royalties[1]	(3,605)	(1,934)	(5,539)	(2,783)	(1,736)	(4,519)
Add: by-product revenue[1]	(1,714)	(1,084)	(2,798)	(1,748)	(1,325)	(3,073)
Total cash costs	34,213	34,169	68,382	30,268	29,231	59,499
Total cash costs ($ per oz gold sold)	$1,047	$1,622	$1,272	$1,123	$1,431	$1,256
Total cash cost including royalties			73,921			64,018
Total cash cost including royalties ($ per oz gold sold)			$1,375			$1,351
1.As presented in the Financial Statements and notes thereto for the respective periods

                                                Page | 27

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
All-in sustaining costs
Reconciliation of total AISC by business unit at the Segovia Operations to the AISC as disclosed above.

	Three months ended
	September 30, 2025			September 30, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	40,984	24,596	65,580	22,952	25,107	48,059
Total cash costs	40,936	40,665	81,601	24,820	35,579	60,399
Add: royalties[1]	5,000	2,532	7,532	1,999	1,507	3,506
Add: social programs[1]	5,155	2,632	7,787	2,449	1,845	4,294
Add: sustaining capital expenditures	8,078	2,256	10,334	3,640	1,783	5,423
Add: sustaining lease payments	352	—	352	389	—	389
Total AISC	59,521	48,085	107,606	33,297	40,714	74,011
Total AISC ($ per oz gold sold)	$1,452	$1,955	$1,641	$1,451	$1,622	$1,540
    1. As presented in the Financial Statements and notes thereto for the respective periods

	Nine months ended
	September 30, 2025			September 30, 2024
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	100,632	66,089	166,721	65,580	71,133	136,713
Total cash costs	105,416	104,065	209,482	76,225	93,139	169,364
Add: royalties[1]	11,388	6,202	17,590	5,396	4,196	9,592
Add: social programs[1]	11,023	6,002	17,025	4,910	3,793	8,703
Add: sustaining capital expenditures	20,083	6,969	27,051	12,976	5,167	18,143
Add: sustaining lease payments	1,255	—	1,255	1,259	—	1,259
Total AISC	149,165	123,238	272,403	100,766	106,295	207,061
Total AISC ($ per oz gold sold)	$1,482	$1,865	$1,634	$1,537	$1,494	$1,515
1.As presented in the Financial Statements and notes thereto for the respective periods

	Three months ended
	June 30, 2025			March 31, 2025
($000s except per ounce amounts)	Owner Mining	CMP	Total Segovia	Owner Mining	CMP	Total Segovia
Total gold sold (ounces)	32,685	21,066	53,751	26,963	20,427	47,390
Total cash costs	34,213	34,169	68,382	30,268	29,231	59,499
Add: royalties[1]	3,605	1,934	5,539	2,783	1,736	4,519
Add: social programs[1]	3,366	1,811	5,177	2,501	1,560	4,061
Add: sustaining capital expenditures	8,088	2,773	10,861	3,917	1,939	5,856
Add: sustaining lease payments	423	—	423	480	—	480
Total AISC	49,695	40,687	90,382	39,949	34,466	74,415
Total AISC ($ per oz gold sold)	$1,520	$1,931	$1,681	$1,482	$1,687	$1,570
1.As presented in the Financial Statements and notes thereto for the respective periods

                                                Page | 28

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
AISC margin
AISC margin is a non-GAAP financial measure calculated as the difference between gold revenue and all-in sustaining costs (AISC). This measure has no standard meaning under IFRS. AISC margin is used by management and investors to evaluate the Company's operating performance and cash generation capability from mining operations.
Reconciliation of total AISC margin at the Segovia Operations disclosed below.

	Three months ended				Nine months ended
	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Gold revenue ($'000s)[1]	229,116	177,551	135,310	118,075	541,977	311,766
All-in sustaining costs	107,606	90,382	74,415	74,011	272,403	207,061
AISC margin ($’000)	121,510	87,169	60,895	44,064	269,574	104,705
AISC margin (%)	53%	49%	45%	37%	50%	34%
1.As presented in the Financial Statements and notes thereto for the respective periods

	Three months ended				Trailing 12-month basis
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2025
Gold revenue ($'000s)[1]	229,116	177,551	135,310	133,159	675,136
All-in sustaining costs	107,606	90,382	74,415	74,861	347,264
AISC margin ($’000)	121,510	87,169	60,895	58,298	327,872
AISC margin (%)	53%	49%	45%	44%	49%
1.As presented in the Financial Statements and notes thereto for the respective periods

Additions to mineral interests, plant and equipment
The table below reconciles sustaining and Growth and expansion capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended				Nine months ended
($’000)	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Sustaining capital
Segovia Operations	10,334	10,861	5,856	5,423	27,051	18,143
Marmato Narrow Vein Zone	1,524	1,426	733	938	3,683	2,544
Total sustaining capital	11,858	12,287	6,589	6,361	30,734	20,687
Non-sustaining capital
Marmato Bulk Mining Zone	31,369	23,628	29,661	18,135	84,658	52,143
Segovia Operations	9,618	6,930	6,368	16,962	22,916	44,269
Soto Norte Project and Other	3,879	3,446	4,570	5,034	11,895	8,933
Toroparu Project	3,270	2,741	2,411	1,970	8,422	5,988
Marmato Narrow Vein Zone	—	—	—	2,965	—	6,289
Total expansion and growth capital	48,136	36,745	43,010	45,066	127,891	117,622
Additions to mining interest, plant and equipment[1]	59,994	49,032	49,599	51,427	158,625	138,309
1. As presented in the Financial Statements and notes thereto for the respective periods

                                                Page | 29

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-GAAP financial measure and non-GAAP ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended				Nine months ended
($000s except shares amount)	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Basic weighted average shares outstanding	199,171,052	179,836,208	171,622,649	169,873,924	183,644,213	153,304,168
Net Income (loss) attributable to Owners of the Company	42,011	(16,897)	2,368	(2,074)	27,482	2,895
Add back:
Share-based compensation[1]	9,497	8,136	3,784	2,533	21,417	5,748
(Income) loss from equity accounting in investee[1]	—	—	14	17	14	2,869
Loss on financial instruments[1]	6,385	50,737	16,628	12,842	73,750	22,728
Loss on disposal of Juby Project[1]	3,200	—	—	—	3,200	—
Other (income) expense[1]	1,961	1,090	535	(428)	3,586	2,253
Foreign exchange (gain) loss[1]	13,520	7,224	5,997	311	26,741	(7,008)
Income tax effect on adjustments	(4,732)	(2,528)	(2,099)	(109)	(9,359)	1,707
Adjusted net earnings	71,842	47,762	27,227	13,092	146,831	31,192
Per share – basic ($/share)	0.36	0.27	0.16	0.08	0.80	0.20
1.As presented in the Financial Statements and notes thereto for the respective periods

	Three months ended				Trailing 12-month basis
($000s except shares amount)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2025
Basic weighted average shares outstanding	199,171,052	179,836,208	171,622,649	170,900,890	180,432,200
Net Income (loss) attributable to Owners of the Company	42,011	(16,897)	2,368	21,687	49,169
Add back:
Share-based compensation[1]	9,497	8,136	3,784	(483)	20,934
Revaluation of investment in Denarius[1]	—	—	—	—	—
(Income) loss from equity accounting in investee[1]	—	—	14	14	28
Loss on financial instruments[1]	6,385	50,737	16,628	(6,561)	67,189
Loss on disposal of Juby Project[1]	3,200	—	—	—	3,200
Other (income) expense[1]	1,961	1,090	535	1,116	4,702
Loss on redemption of 2026 Senior Notes	—	—	—	11,463	11,463
Foreign exchange (gain) loss[1]	13,520	7,224	5,997	(5,113)	21,628
Income tax effect on adjustments	(4,732)	(2,528)	(2,099)	2,536	(6,823)
Adjusted net earnings	71,842	47,762	27,227	24,659	171,490
Per share – basic ($/share)	0.36	0.27	0.16	0.14	0.95
1.As presented in the Financial Statements and notes thereto for the respective periods
                                                Page | 30

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA
EBITDA and Adjusted EBITDA are Non-GAAP financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Annual Financial Statements.

	Three months ended				Nine months ended
	September 30, 2025	June 30, 2025	March 31, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Earnings before Income tax[1]	76,094	12,258	21,220	13,603	109,572	41,817
Add back:
Depreciation and depletion[1]	13,459	11,929	10,734	9,019	36,122	24,620
Finance income[1]	(2,437)	(3,474)	(2,336)	(1,351)	(8,247)	(5,288)
Finance costs[1]	9,390	10,833	10,037	6,493	30,260	19,792
EBITDA	96,506	31,546	39,655	27,764	167,707	80,941

Add back:
Share-based compensation[1]	9,497	8,136	3,784	2,533	21,417	5,748
Income from associates[1]	—	—	14	17	14	2,869
Gain (loss) on financial instruments[1]	6,385	50,737	16,628	12,842	73,750	22,728
Loss on disposal of Juby Project[1]	3,200	—	—	—	3,200	—
Other Income (expenses)[1]	1,961	1,090	535	(428)	3,586	2,253
Foreign exchange (gain) loss[1]	13,520	7,224	5,997	311	26,741	(7,008)
Adjusted EBITDA	131,069	98,733	66,613	43,039	296,415	107,531
1.As presented in the Financial Statements and notes thereto for the respective periods

	Three months ended				Trailing 12-month basis
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2025
Earnings before Income tax[1]	76,094	12,258	21,220	37,513	147,085
Add back:
Depreciation and depletion[1]	13,459	11,929	10,734	9,530	45,652
Finance income[1]	(2,437)	(3,474)	(2,336)	(1,606)	(9,853)
Finance costs[1]	9,390	10,833	10,037	21,165	51,425
EBITDA	96,506	31,546	39,655	66,602	234,309

Add back:
Share-based compensation[1]	9,497	8,136	3,784	(483)	20,934
Income from associates[1]	—	—	14	14	28
Gain (loss) on financial instruments[1]	6,385	50,737	16,628	(6,561)	67,189
Loss on disposal of Juby Project[1]	3,200	—	—	—	3,200
Other Income (expenses)[1]	1,961	1,090	535	1,116	4,702
Foreign exchange (gain) loss[1]	13,520	7,224	5,997	(5,113)	21,628
Adjusted EBITDA	131,069	98,733	66,613	55,575	351,990
1.As presented in the Financial Statements and notes thereto for the respective periods

                                                Page | 31

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Accounting matters
Basis for preparation and accounting policies
The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with those applied in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023. Details of the significant accounting policies are disclosed in note 3 of the Company’s audited consolidated financial statements.
Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated. Readers should consider the information included or incorporated by reference in this document and the Interim Financial Statements and related notes thereto. Additionally, readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2024 dated as of March 12, 2025, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and included as part of the Company's Annual Report on Form 40-F, filed with the SEC at www.sec.gov.
If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ from those described in the forward-looking statements related to the Company.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate, and recorded, processed, summarized, and reported to allow timely decisions regarding required disclosure, including in its annual filings, interim filings, or other reports filed or submitted under securities legislation.
The Company's management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing adequate internal controls over financial reporting.
Changes in internal controls
During the three months ended September 30, 2025, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.
Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The
                                                Page | 32

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.

Mineral Reserves and Mineral Resources

Property	Proven			Probable			Proven & Probable
	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Marmato	2,196	4.31	304	29,082	3.08	2,874	31,277	3.16	3,178
Soto Norte (51%)	1,326	8.78	357	9,027	6.72	1,938	10,353	7.00	2,346
Segovia	1,886	11.25	682	1,989	10.33	660	3,875	10.78	1,343
Total			1,343			5,472			6,867
Notes: Totals may not add due to rounding. Mineral reserve estimates for Soto Norte represent the portion of mineral reserves attributable to Aris Mining based on its 51% ownership interest. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$2,200 at Soto Norte, and US$1,915 at Segovia. The mineral reserve effective dates are June 30, 2022 at Marmato, August 18. 2025 at Soto Norte, and July 31, 2024 at Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101..

Property	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)
Marmato	2.8	6.04	545	58.7	2.89	5,452	61.5	3.03	5,997	35.6	2.43	2,787
Soto Norte (51%)	1.9	7.99	510	18.0	5.29	3,060	19.9	5.55	3,570	12.8	4.81	1,989
Segovia	3.6	16.03	1,875	2.9	16.07	1,521	6.6	16.05	3,396	5.1	15.38	2,541
Toroparu	48.5	1.31	2,038	78.4	1.30	3,272	126.9	1.30	5,310	22.9	1.60	1,177
Total			4,968			13,305			18,273			8,494
Notes: Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resource estimates for Soto Norte represent the portion of mineral resources attributable to Aris Mining based on its 51% ownership interest. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$2,600 at Soto Norte, US$2,100 at the Segovia Operations, and US$1,950 at Toroparu. The mineral resource effective dates are June 30, 2022 at Marmato, August 18, 2025 at Soto Norte, July 31, 2024 at Segovia, and October 21, 2025 at Toroparu. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Technical Disclosure
Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A are based upon information included in the following documents and NI 43-101 compliant technical reports:
1.Technical report entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
2.Technical report entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia”, dated September 3, 2025 with an effective date of August 18, 2025, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining’s SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
3.Technical report entitled “NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 5, 2023 with an effective date of September 30, 2023, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
                                                Page | 33

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
4.Technical report entitled “Updated Mineral Resource Estimate NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project Cuyuni-Mazaruni Region, Guyana” dated October 28, 2025 with an effective date of October 21, 2025, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
5.News release of Aris Mining dated October 7, 2024 and entitled “ARIS MINING REPORTS Q3 2024 GOLD PRODUCTION, UPDATES SEGOVIA RESERVE AND RESOURCE ESTIMATES AND EXPANSION MILESTONES”.
                                                Page | 34

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements, include but are not limited to, statements with respect to the Company’s targeted annual gold production of 500,000 ounces, the timeline for ramp up of production at Segovia, timeline for the construction of and production at the Bulk Mining Zone, the plans and timing of the Toroparu prefeasibility study, highlights from the Toroparu PFS and Toroparu PEA, projected payments and obligations of the Company, the Company’s growth plans and the requirements thereof, the Company’s ability to fund growth projects, the Company’s ability to pay its obligations associated with its financial liabilities, the Company’s anticipated business plans and strategies, financing sources, critical accounting estimates, risks and uncertainties and limitations of controls and procedures.
Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings and water management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, , pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2024 and dated March 12, 2025 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and included as part of the Company's Annual Report on Form 40-F, filed with the SEC at www.sec.gov.

                                                Page | 35

Management's Discussion and Analysis For the three and nine months ended September 30, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

                                                Page | 36